UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File Number: 1-06571
Employer Identification Number: 22-1918501
Plan Number: 002

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

THE SCHERING-PLOUGH PUERTO RICO
EMPLOYEES’ RETIREMENT SAVINGS PLAN

Index

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2010, Schedule of Assets (Held at End of Year) as of December 31, 2010 and Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2011

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Assets

Investments, at fair value

Vanguard Mutual Funds	$25,872,797	$24,574,109
Columbia Mutual Fund	1,461,932	—
Merck Common Stock	5,147,336	4,815,431

Total investments	32,482,065	29,389,540

Receivables
Dividends	53,841	52,781
Employer contributions	33,959	41,767
Participant contributions	39,344	55,210
Notes receivable from participants	1,464,566	1,546,770

Total receivables	1,591,710	1,696,528

Net assets available for benefits	$34,073,775	$31,086,068

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2010

Additions to net assets attributed to
Investment income

Net appreciation in fair value of investments	$1,910,742
Interest and dividend income	691,200

Net investment income	2,601,942

Interest income, notes receivable from participants	74,496

Contributions to the Plan
By participants	1,614,508
By employer	1,158,119

Total contributions	2,772,627

Total additions	5,449,065

Deductions from net assets attributed to

Benefits paid to participants	(2,461,358)

Net increase	2,987,707

Net assets available for benefits

Beginning of year	31,086,068

End of year	$34,073,775

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

1.

Description of Plan

The following description of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. Schering-Plough Products, L.L.C., a subsidiary of Merck & Co., Inc. (“Merck” or the “Company”), is the Plan Sponsor (the “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, L.L.C. and any of its affiliated companies that adopt the Plan. Vanguard Fiduciary Trust Company ("Vanguard"), the recordkeeper, is a trust company incorporated under Chapter 10 of the Pennsylvania Banking Code, and a wholly-owned subsidiary of The Vanguard Group, Inc. Banco Popular serves as the Plan’s trustee (the “Trustee").

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. During 2010, the Plan offered 14 registered investment companies (mutual funds) and one separately managed account.

Generally, all Puerto Rico employees of Schering-Plough Products, L.L.C. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Participants may elect to have contributions allocated to any of the investment funds available under the Plan.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck, or their delegates.

Contributions by Participants

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (“Salary Deferral Contributions”). Under the provisions of the Plan, Salary Deferral Contributions can range from 1 percent to 10 percent of the employee’s annual eligible compensation, in increments of 1 percent, subject to certain regulated limits. Any excess participant contributions are returned to the participant.

Contributions by Employer

The Company makes matching contributions (dollar-for-dollar) up to 5 percent of annual eligible compensation for employees who elect to make Salary Deferral Contributions to the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with contributions and allocations of Plan earnings and charged with withdrawals and losses. Allocations are based on participant earnings or account balances, as defined.

Vesting

Participants have a non-forfeitable right to their contributions and employer matching contributions plus (minus) actual earnings (losses) thereon, all of which vest fully and immediately. Participant contributions and employer matching contributions are participant-directed.

Notes Receivable from Participants

Participants may borrow against their account balances at fixed interest rates determined to be reasonable by the Merck & Co., Inc. Oversight Committee (the "Committee"). Loan terms range from one to five years for a short term loan or up to twenty years for the purchase of a primary residence. The minimum loan is $1,000. Participants may borrow against their account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans).

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

Payment of Benefits

Upon termination of service or in the event of death or total disability, a participant (or the participant’s beneficiary in the event of death) may elect to receive either: (1) a cash lump-sum amount; (2) fixed or variable installments not to exceed the life expectancy of the participant and the participant’s beneficiary; (3) shares of Merck common stock (with respect to amounts invested in Merck Common Stock); or (4) certain combinations of the foregoing.

Participants whose account balances exceed $5,000 can elect to defer the receipt of their account up to age 70 ½.

Small Benefits Payments - Notwithstanding the foregoing, if a participant’s account equals $5,000 or less as of the date of distribution, the account will be paid in a lump-sum.

2.

Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Dividends recorded in stock are reinvested in common stock units unless an election is made by the participant to receive these dividends in cash.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Withdrawals and Benefit Payments

Withdrawals and benefit payments are recorded when paid.

Expenses

All plan administration expenses are paid by the Company.

Recently Issued Accounting Standards

Accounting Standards Update 2010-25 (“Update”), issued in September 2010, requires participant loans be classified as notes receivable from participants, segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010, with early adoption permitted. The Plan adopted this guidance as of December 31, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan's financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions effective January 1, 2010 did not, and for the provisions effective in 2011 will not, impact the Plan’s net assets available for benefits or changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this update on the Plan's financial statements.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.

Related-Party Transactions

Contributions are transmitted from the Trustee, Banco Popular, to the recordkeeper, Vanguard, which invests cash received, interest and dividend income and makes distributions to the participants. The recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of Registered Investment Companies (Mutual Funds) managed by Vanguard. These transactions qualify as permitted party-in-interest transactions. As of December 31, 2010 and 2009, the total market value of investments in the mutual funds managed by Vanguard was $25.9 million and $24.6 million, respectively. During 2010, income from investments managed by Vanguard was $2,255,993.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of investments in Merck’s Common Stock was $5.1 million and $4.8 million at December 31, 2010 and December 31, 2009, respectively. During 2010, income from Merck common stock was $110,195.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries who may also be participants in the Plan. These actions qualify as permitted party-in-interest activities. No such officer or employee receives compensation from the Plan.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

4.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon an event of a whole or partial termination of the Plan as defined under the Plan, the Sponsor may direct the Trustee to: (1) distribute the total assets in the affected participants’ accounts to the participants in cash or in-kind as permitted by applicable law; or (2) maintain the assets in The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan Trust (the “Trust”) and make distribution of benefits at such time and manner as though the Plan had not been terminated.

5.

Tax Status

The trust of the Plan is intended to be exempt from taxation under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1995, as amended, (the "PR Code") and pursuant to Section 1022(i)(1) of ERISA under Section 501(a) of the United States Internal Revenue Code of 1986, as amended.

As long as the Plan is qualified under the PR Code and related regulations, participants will generally not be taxed on salary-deferred contributions until the year received. In addition, the earnings attributable to such contributions held by the Trustee are also generally exempt from taxation until the taxable year in which they are withdrawn by or distributed to the participant.

The Plan received a favorable determination letter dated February 18, 1997 issued by the Puerto Rico Department of the Treasury stating that the Plan meets the requirements of Section 1165(a) of the PR Code.

The Plan was amended and restated effective November 4, 2009. However, the Plan’s management, based on advice from the Plan’s tax counsel, believes that the Plan continues to be designed in compliance with the applicable requirements of the PR Code, and the plan administrator believes that the Plan is currently being operated in material compliance with the applicable requirements of the PR Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

6.	Investments The following investments represented five percent or more of the Plan’s net assets available for benefits at either December 31, 2010, or December 31, 2009:

	December 31
	2010	2009
Vanguard 500 Index Fund Signal Shares	$6,707,927	5,993,228
Merck Common Stock	5,147,336	4,815,431
Vanguard Prime Money Market Fund	3,756,678	3,451,438
Vanguard Admiral Treasury Money Market Fund	2,829,152	3,429.471
Vanguard Windsor Fund Investor Shares	2,584,938	2,281,907
Vanguard Wellington Fund Investor Shares	2,153,549	1,897,848
Vanguard International Growth Fund Investor Shares	1,803,985	1,452,850

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2010
Net depreciation in Merck Common Stock	$(98,815)
Net appreciation in Registered investment companies (mutual funds)	2,009,557

Net appreciation in fair value of investments	$1,910,742

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

7.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

     Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

     Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

     Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2010 and 2009, respectively.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Registered Investment Companies (Mutual Funds)

Registered Investment Companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan
Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2010
	Fair Value Measurements Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$9,748,733	$—	$—	$9,748,733
US Small/Mid Cap Equity	1,461,932	—	—	1,461,932
Non-US Equity	1,803,986	—	—	1,803,986
Fixed Income	2,961,053	—	—	2,961,053
Balanced Fund (Stocks and Bonds)	4,773,195	—	—	4,773,195
Cash and Short Term Investments	6,585,830	—	—	6,585,830

Merck Common Stock	5,147,336	—	—	5,147,336

Total	$32,482,065	$—	$—	$32,482,065

	December 31, 2009
	Fair Value Measurements Using
	Quoted Prices	Significant
	In Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Assets

Registered Investment Companies
US Large Cap Equity	$8,640,422	$—	$—	$8,640,422
US Small/Mid Cap Equity	1,233,762	—	—	1,233,762
Non-US Equity	1,452,850	—	—	1,452,850
Fixed Income	2,470,245	—	—	2,470,245
Balanced Fund (Stocks and Bonds)	3,895,921	—	—	3,895,921
Cash and Short Term Investments	6,880,909	—	—	6,880,909

Merck Common Stock	4,815,431	—	—	4,815,431

Total	$29,389,540	$—	$—	$29,389,540

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

Schedule H

2010 Form 5500 Line 4 a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$ 8,219	$8,219

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

Schedule H

Line 4 i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer,
	Borrower, Lessor	Description of investment including maturity date,		Current
	or Similar Party	rate of interest, collateral, par or maturity value	Cost	Value

*	Vanguard	500 Index Fund Signal Shares	**	$6,707,927

*	Vanguard	Prime Money Market Fund	**	3,756,678

*	Vanguard	Admiral Treasury Money Market Fund	**	2,829,152

*	Vanguard	Windsor Fund Investor Shares	**	2,584,938

*	Vanguard	Wellington Fund Investor Shares	**	2,153,549

*	Vanguard	International Growth Fund Investor Shares	**	1,803,986

*	Vanguard	Short-Term Investment-Grade Fund Investor Shares	**	1,510,540

	Columbia	Acorn Fund Class Z Shares	**	1,461,932

*	Vanguard	Intermediate -Term Investment-Grade Fund Investor Shares	**	1,450,513

*	Vanguard	LifeStrategy Growth Fund	**	749,069

*	Vanguard	LifeStrategy Income Fund	**	718,691

*	Vanguard	LifeStrategy Conservative Growth Fund	**	664,499

*	Vanguard	LifeStrategy Moderate Growth Fund	**	487,387

*	Vanguard	U.S. Growth Fund Investor Shares	**	455,868

		Total Mutual Funds		$27,334,729

*	Merck	Merck Common Stock	**	5,147,336

	Notes Receivable	Outstanding Loan Balance (interest rates ranging from 4.25%
	from Participants	to 10.00%, maturing from 1 to 20 years)		1,464,566

		Total		$33,946,631

*	Party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and therefore is not included.

SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

Schedule H

Schedule of Reportable Transactions - Attachment for Schedule H, Line 4j
Year Ended December 31, 2010

Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Plan Sponsor	Columbia Acorn Fund Class Z	$1,481.224			$1,481,224
Plan Sponsor	Columbia Acorn Fund Class Z		$215,143	$211,479	215,143	$3,664
Plan Sponsor	Vanguard 500 Index Fund Signal	1,007,168			1,007,168
Plan Sponsor	Vanguard 500 Index Fund Signal		1,060,059	1,182,562	1,060,059	(122,503)
Plan Sponsor	Vanguard Prime Money Market	1,340,469			1,340,469
Plan Sponsor	Vanguard Prime Money Market		1,035,229	1,035,229	1,035,229	—
Plan Sponsor	Merck Stock Fund (PR)	1,151,556			1,151,556
Plan Sponsor	Merck Stock Fund (PR)		720,836	527,781	720,836	193,055

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Date: June 28, 2011	By:	/s/ Mark E. McDonough

Mark E. McDonough
Vice President & Treasurer

EXHIBIT INDEX

Exhibit
Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16